UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

(Amendment No. 1)

____________________

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

GrafTech International Ltd.
(Name of Registrant as Specified In Its Charter)

Nilesh Undavia (The “Undavia Group”)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2024 ANNUAL MEETING OF STOCKHOLDERS

OF GrafTech International Ltd.

________________________________

AMENDMENT NO. 1 DATED APRIL 12, 2024

TO

THE PROXY STATEMENT DATED APRIL 2, 2024

OF

NILESH UNDAVIA

________________________________

This Amendment No. 1 (this “Amendment”), dated April 12, 2024, is being filed solely to correct certain typographical errors in the definitive proxy statement on Schedule 14A (the “Proxy Statement”), and the BLUE universal proxy card (the “Originally Filed Proxy Card”), filed by Nilesh Undavia, along with certain family trusts (collectively, the “Undavia Group”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2024, in connection with the Undavia Group’s solicitation of proxies regarding the 2024 Annual Meeting of Stockholders (including any adjournments, postponements, or continuations thereof and any other meeting of stockholders which may be called in lieu thereof, the “Annual Meeting”) of GrafTech International Ltd. (the “Company”) to be held virtually at 8:00 A.M. Eastern Time on Thursday, May 9, 2024.

The Proxy Statement inadvertently contains references to the Company as “GrafTech Corporation” on pages 19 and 20 of the Proxy Statement. All references to “GrafTech Corporation” in the Proxy Statement are hereby amended to read as “the “Company,” as such term is defined in the Proxy Statement. The front of the Originally Filed Proxy Card similarly contains references to the Company as “GrafTech Corporation.” This Amendment includes a BLUE universal proxy card containing the correct name for the Company, which is identical to the version that was originally mailed by the Undavia Group to stockholders. No other changes have been made to the Proxy Statement or the Originally Filed Proxy Card.

Except as specifically revised by the information contained herein, this Amendment does not modify, amend or otherwise affect any of the other information set forth in the Proxy Statement or the Originally Filed Proxy Card. This Amendment should be read together with the Proxy Statement, and, from and after the date of this Amendment, any reference to the “Proxy Statement” shall be deemed to include the Proxy Statement as amended hereby. To the extent that information in this Amendment differs from or updates information contained in the Proxy Statement, the information in this Amendment replaces and supersedes any such inconsistent information.

Voting Matters

This Amendment does not change the proposals to be acted upon at the Annual Meeting, which are described in the Proxy Statement. Because the BLUE universal proxy card mailed with the Proxy Statement to stockholders is identical to the one included in this Amendment and remains valid, the Undavia Group does not intend to mail a new form of BLUE universal proxy card.

If you have already returned your proxy card or provided voting instructions, you do not need to take any action unless you wish to change or revoke your vote. Proxy cards and voting instruction forms already returned by stockholders will remain valid and will be voted at the Annual Meeting unless superseded or revoked. Information regarding how to vote your shares and revoke already submitted proxies is available in the Proxy Statement under the captions titled, “VIRTUAL MEETING; BROKER NON-VOTES; DISCRETIONARY VOTING” and “REVOCATION OF PROXIES”, respectively.

If you have any questions, require assistance in voting your BLUE universal proxy card, or need additional copies of the Undavia Group’s proxy materials, please contact InvestorCom at the contact listed below:

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

Additional Information and Where to Find It

Mr. Undavia and certain family trusts are participants in the solicitation of proxies from stockholders of the Company in favor of Mr. Undavia’s nomination for the Company’s Board of Directors at the Annual Meeting. The Undavia Group has filed with the SEC the Proxy Statement and accompanying BLUE universal proxy card in connection with its solicitation of proxies from the stockholders of the Company for the Annual Meeting. ALL STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING BLUE UNIVERSAL PROXY CARD AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE UNDAVIA GROUP, AS THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE UNDAVIA GROUP AND ITS DIRECT OR INDIRECT INTERESTS IN THE COMPANY, BY SECURITY HOLDINGS OR OTHERWISE. Investors and security holders may obtain copies of the Proxy Statement, BLUE universal proxy card and other documents filed with the SEC by the Undavia Group free of charge through the website maintained by the SEC at http://www.sec.gov/. Copies of the Proxy Statement and accompanying BLUE universal proxy card filed with the SEC by the Undavia Group are also available free of charge by accessing the website at https://www.icomproxy.com/EAF.

GRAFTECH INTERNATIONAL LTD.

2024 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF NILESH UNDAVIA.

THE BOARD OF DIRECTORS OF GRAFTECH INTERNATIONAL LTD.
IS NOT SOLICITING THIS PROXY.

The undersigned appoints Nilesh Undavia and John Grau as attorney and agent with full power of substitution to vote all shares of common stock of GrafTech International Ltd. (the “Company”) which the undersigned would be entitled to vote if personally present at the fiscal year 2024 Annual Meeting of Stockholders of the Company scheduled to be held virtually at 8:00 A.M. Eastern Time on May 9, 2024 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Undavia a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO ITEM 1 OF THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” NILESH UNDAVIA, BUT THIS PROXY WILL NOT BE VOTED ON ANY OTHER ITEM.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Undavia Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark vote as in this example

THE UNDAVIA GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” NILESH UNDAVIA AND NOT TO VOTE “FOR” THE TWO COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO TWO (2) NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

IF YOU MARK FEWER THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES ONLY AS DIRECTED.

IF YOU HAVE PROVIDED NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES “FOR” MR. UNDAVIA.

FOR ITEMS OTHER THAN THE ELECTION OF DIRECTORS (ITEMS 2 AND 3), YOUR SHARES WILL BE VOTED ON THE BLUE CARD ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE ITEMS, YOUR SHARES WILL NOT BE VOTED ON THESE ITEMS.

1.	To elect two directors to hold office each for a three-year term expiring at the Company’s 2027 Annual Meeting of Stockholders or until his or her respective successor is elected or qualified.

UNDAVIA GROUP NOMINEE OPPOSED BY THE COMPANY

(a)	Nilesh Undavia	☐ FOR	☐ WITHHOLD

COMPANY NOMINEES OPPOSED BY THE UNDAVIA GROUP

(a)	Debra Fine	☐ FOR	☐ WITHHOLD

(b)	Anthony R. Taccone	☐ FOR	☐ WITHHOLD

2. MANAGEMENT PROPOSAL: Ratify the selection of Deloitte & Touche LLP as our independent registered public firm for 2024.	For ☐ Against ☐ Abstain ☐
3. MANAGEMENT PROPOSAL: Approve, on an advisory basis, our named executive officer compensation.	For ☐ Against ☐ Abstain ☐

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.